# BofA Securities Europe SA

## Form SBSE-A

**Amendment - SBSE-A/A**

**February 14, 2022**

The following changes were made in this Amendment:

<u>Updated website URL to corrected link.</u>

<u>Changes to Question 13B</u>

CBOE EUROPE LIMITED changed to CBOE EUROPE B.V. in Execute or Trade section

Skandinaviska Enskilda Banken AB (publ) – Added to Custody, Clear or Settle section